UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  February 27, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60601

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Northern Funds (the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 27, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 2009, and with respect to agreement of security purchases and sales, for the period from January 30, 2009 (the date of our last examination) through February 27, 2009:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust (NT), the Companys custodian, by the Federal Reserve Bank of Chicago and The Depository Trust Company;

2. Confirmation, verification through a review of documents or electronic files provided by NT, or verification of the subsequent settlement to cash records provided by NT of approximately 88% of all securities held in book entry form by various sub-custodians, by Clearing and Depository Services, or by CRESTCo;

3. For securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents, confirmation or agreement to term sheets or broker statements obtained from NT;

4. Reconciliation of all such securities to the books and records of the
Company and NT;

5. Confirmation of all repurchase agreements with brokers/banks and agreement of all underlying collateral with NT's; and
6. Agreement of 13 security purchases and 13 security sales or maturities since our last report from the books and records of the Company to trade authorizations provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Chicago, Illinois
October 12, 2009




APPENDIX A
Northern Funds
Emerging Markets Equity Fund
Enhanced Large Cap Fund
Growth Equity Fund
Income Equity Fund
International Growth Equity Fund
Large Cap Value Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Small Cap Value Fund
Select Equity Fund
Technology Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
International Equity Index Fund
Mid Cap Index Fund
Small Cap Index Fund
Stock Index Fund
Multi-Manager International Equity Fund
Multi-Manager Large Cap Fund
Multi-Manager Mid Cap Fund
Multi-Manager Small Cap Fund
Multi-Manager Global Real Estate Fund
Multi-Manager Emerging Markets Equity Fund
Arizona Tax-Exempt Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Fixed Income Fund
Bond Index Fund
Short-Intermediate Tax-Exempt Fund
Global Fixed Income Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Tax-Exempt Fund
U.S. Government Fund
California Municipal Money Market Fund
Money Market Fund
Municipal Money Market Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund





October 12, 2009


Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Northern Funds (the Company), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 27, 2009, and from January 30, 2009 (the date of last examination) through February 27, 2009.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009, and from January 30, 2009 (the date of last examination) through February 27, 2009, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Lloyd Wennlund
Lloyd A. Wennlund
President, Northern Funds

/s/ Randy Rein
Randall Rein
Treasurer, Northern Funds